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                                   Law Offices

                      Stradley, Ronon, Stevens & Young, LLP
                            2600 One Commerce Square
                      Philadelphia, Pennsylvania 19103-7098
                                 (215) 564-8000

June 20, 2000

VIA EDGAR
---------
Rebecca Marquigny, Esquire
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

         RE:      NATIONWIDE SEPARATE ACCOUNT TRUST
                  SEC FILE NOS. 33-73024, 811-3213
                  WITHDRAWAL OF THE REGISTRATION STATEMENT OF THE GARTMORE VIP EMERGING MARKETS, GARTMORE VIP INTERNATIONAL GROWTH, GARTMORE VIP GLOBAL LEADERS, GARTMORE VIP EUROPEAN GROWTH AND GARTMORE VIP GLOBAL SMALL COMPANIES FUNDS;
                  CIK-0000353905
                  485APOS
                  FILING ACCESSION NUMBER 0000950152-00-004724
                  --------------------------------------------

Dear Ms. Marquigny:

         On behalf of Nationwide Separate Account Trust (the "Trust"), we respectfully request that you withdrawal and disregard the above mentioned 485APOS filing accepted on June 16, 2000.

         The aforementioned filing inadvertently failed to include certain disclosure. We will file the correct version today, June 20, 2000.

         I apologize for any inconvenience this may have caused.

                                            Very truly yours,


                                            /s/ Duane L. Lassiter
                                            ---------------------
                                            Duane L. Lassiter, Esquire


cc:      Dina A. Tantra, Esquire
         Barbara A. Nugent, Esquire